Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related prospectus of Synlogic, Inc. (formerly Mirna Therapeutics, Inc.) for the registration of common stock, preferred stock, warrants, rights, purchase contracts and units and to the incorporation by reference therein of our report dated March 14, 2017 with respect to the financial statements of Synlogic, Inc. (formerly Mirna Therapeutics, Inc.) included in its Annual Report (Form 10-K) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Austin, Texas

October 13, 2017